Rediff.Com Reports Results For The Third Quarter
Ended December 31, 2007

Mumbai, India, January 28, 2008.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced its financial results for the third quarter ended December 31, 2007.

Performance Highlights :

Financial Results for the Quarter Ended December 31, 2007

•	Revenues for the quarter ended December 31, 2007 totaled US$8.53 million, an increase of 10% over revenues from the quarter ended December 31, 2006.

•
India Online revenues, which include advertising and fee-based revenues, for the quarter ended December 31, 2007 totaled US$6.12 million, an increase of 8% compared to India Online revenues for the quarter ended December 31, 2006.

•	US Publishing revenues for the quarter ended December 31, 2007 totaled US$2.41 million, an increase of 17% over US Publishing revenues for the quarter ended December 31, 2006.

•	Gross margins for the quarter ended December 31, 2007 as well as for the quarter ended December 31, 2006 were 82%.

•	Operating EBITDA decreased to US$1.33 million for the quarter ended December 31, 2007, compared to US$1.82 million for the quarter ended December 31, 2006.

•
Net income for the quarter ended December 31, 2007 was US$1.00 million, or 3.45 cents per ADS, compared to a net income of US$1.51 million, or 5.20 cents per ADS, for the quarter ended December 31, 2006.

Registered Users

•	Registered users grew to 62.7 million as of December 31, 2007, a 24% increase over the number of registered users as of December 31, 2006.

Advertising Business

•	Highlights and trends for the India Online advertising business include:

1.
The number of companies advertising on Rediff’s website for the quarter ended December 31, 2007 totaled approximately 230, as compared to approximately 160 during the same quarter in the prior fiscal year.

2.
The following five industry categories accounted for 50% of the India Online advertising revenues for the quarter ended December 31, 2007: Consumer Finance, Employment, Travel, Matrimonial and IT Products.

3.
For the quarter ended December 31, 2007, the top 10 advertisers contributed approximately 37% of advertising revenue for the India Online advertising business, compared to 62% during the same period in the prior fiscal year.

Product Innovation

•	We are taking a number of steps to accelerate the growth of India Online advertising revenues from these key advertiser segments.

o
One major initiative is our Search Verticals. We now have industry leading Job Search, Fare Search, Social Search (brand name Q&A) and Consumer Product Search verticals and our growth in users and search numbers in our Search services as a whole is higher than the growth of Search in the Indian market.

o
A second initiative is the re-design of our advertising platform to use more sophisticated algorithms to improve ad performance. This, we believe, will also enable us to strengthen our position in two key segments: the Search advertising and the Ad Network segments.

•	On other fronts,

o	our video distribution platform, I-Share, continues to make progress and we have signed up more media partners.

o
Our mobile Search Services with a choice of tens of thousands of jobs and a wide range of airfares gained acceptance from more mobile phone operators while our online search of 85000 ringtones continued to gain traction.

o	Our consumer Finance Portal, Money Wiz is showing strong user activity and growth.

Financial Results

Revenues
Revenues for the quarter ended December 31, 2007 increased by 10% to US$8.53 million, as compared to US$7.75 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 8% to US$6.12 million during the quarter ended December 31, 2007 compared to US$5.69 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended December 31, 2007 increased by 17% to US$2.41 million from US$2.06 million during the same quarter last fiscal year.

Gross Margin
Gross margins for the quarter ended December 31, 2007 as well as for the quarter ended December 31, 2006 were 82%.

Operating Expenses
Operating expenses increased by 25% to US$5.67 million for the quarter ended December 31, 2007, compared to US$4.52 million for the same quarter last fiscal year, primarily due to higher advertisement and marketing; increased bandwidth; and higher payroll costs. Operating expenses for the quarter ended December 31, 2007 as well as for the quarter ended December 31, 2006 included a charge of US$0.44 million on account of stock-based compensation cost.

Operating EBITDA

Operating EBITDA decreased to US$1.33 million for the quarter ended December 31, 2007 as compared to an Operating EBITDA of US$1.82 million for the corresponding quarter last fiscal year.

Depreciation, Interest Income and Foreign Exchange
Depreciation and amortization expenses increased to US$1.66 million for the quarter ended December 31, 2007 compared to US$0.76 million for the same quarter last fiscal year.

Interest income increased to US$1.39 million for the quarter ended December 31, 2007 compared to US$0.94 million for the same quarter last fiscal year.

There was a foreign exchange loss of US$48,000 during the quarter ended December 31, 2007 arising from the conversion of cash deposits and other balances held in US Dollars into the Company’s functional currency (the Indian Rupee) for financial reporting purposes due to the strengthening of the Indian Rupee against the US Dollar.

Net Income
Net income for the quarter ended December 31, 2007 was US$1.00 million, or 3.45 cents per ADS, compared to a net income of US$1.51 million, or 5.20 cents per ADS, for the same quarter last fiscal year.

Total cash and cash equivalents and short term deposits with banks as of December 31, 2007 were approximately US$59.56 million.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Table to follow

STATEMENT OF OPERATIONS
Quarter Ended December 31, 2007

                              Except as otherwise indicated below, all figures are in US$ million

	Quarter ended December 31
	2007	2006

Revenues
India Online	6.12	5.69
US Publishing	2.41	2.06
Total Revenues	8.53	7.75

Cost Of Revenues	-1.53	-1.41

Gross Margin	7.00	6.34
Gross Margin %	82%	82%

Operating Expenses *	-5.67	-4.52

Operating EBITDA	1.33	1.82

Depreciation / Amortization	-1.66	-0.76

Interest Income	1.39	0.94

Foreign Exchange Gain/ (Loss)	(0.05)	(0.48)

Net Income before income taxes	1.01	1.52

Tax	-0.01	-0.01

Net Income	1.00	1.51

Net Income per ADS (in US cents)	3.45	5.20

Net Income per ADS (in US cents) diluted	3.39	5.05

Weighted average ADS Outstanding (in millions)	29.21	29.08

* Stock based Compensation included in operating expenses	0.44	0.44

Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note
Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
Quarter Ended December 31, 2007

(All figures are in US$ million)

	Quarter ended December 31
	2007	2006

Operating EBITDA (Non GAAP)	1.33	1.82

Depreciation / Amortization	-1.66	-0.76

Interest Income	1.39	0.94

Foreign Exchange Gain/ (Loss)	(0.05)	(0.48)

Net Income before income taxes	1.01	1.52

Tax	-0.01	-0.01

Net Income (GAAP)	1.00	1.51

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
Quarter Ended December 31, 2007

(All figures are in US$ million)

	Quarter Ended December 31
	2007	2006

Operating Expenses (GAAP)	7.33	5.28

Depreciation/Amortization	-1.66	-0.76

Operating Expense (Non-GAAP)	5.67	4.52

For further details contact:
Debabrata Saha
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 116
Fax.: +91-22-2444-6837